

December 15, 2010

Via U.S. Mail and Facsimile

Tiger Jiujiang Mining, Inc.
c/o B.J. McDonald
250 H Street, Number 5
Blaine, WA 98230-4033

> **Re:** **Tiger Jiujiang Mining, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 16, 2010**
> **File No. 333-166823**

Dear Mr. McDonald:

We have reviewed your response letter dated November 16, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We re-issue comment 1 in our letter dated October 5, 2010. Please refer to the following sentence beneath the heading "Interest of Named Experts and Counsel" at page 29: "The legal opinion rendered by Jeffrey Nichols, Attorneys and Counselors At Law, of 811 – 6th Avenue, Lewiston, Idaho 83501 regarding the Common Stock of Tiger Jiujiang Mining, Inc. registered on Form S-1 is as set forth in their opinion letter dated April 20, 2010, included in this registration statement." Please revise to refer to counsel's opinion letter dated August 12, 2010.

2.  We note your response to comment 3 in our letter dated October 5, 2010, and your statement that you are relying on Rule 415.  Please check the corresponding box on your registration statement cover page.

3.  We note your response to comment 9 in our letter dated October 5, 2010.  Please provide such information in your risk factor at page 12 with the subcaption "We will be required to evaluate our internal controls…."

Plan of Distribution, Terms of the Offering, page 23

4.  We note your response to comment 12 in our letter dated October 5, 2010.  Please refer to the following sentence at page 25: "However, upon receipt of the subscription the funds will be held without deposit until such time as the minimum subscription level is reached at which time all funds received to date and from that date forward will be immediately deposited to the credit of the Corporation's bank accounts and will be used as indicated herein which will minimize this risk until such time as the minimum subscription level is attained."  This sentence appears to be inconsistent with your revised disclosure that the funds received would be subject to seizure.  Please advise or revise.

Business Description, page 29

Acquisition of the Tiger Gold Property, page 30

5.  We note your response to comment 13 in our letter dated October 5, 2010.  There appears to be a discrepancy between your revised disclosure at page 30 and Section 5.1(a) of the option and royalty agreement.  Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 39

Involvement in Certain Legal Proceedings, page 40

6.  Please revise your disclosure to cover the past ten years, as opposed to the past five years. Refer to Item 401(f) of Regulation S-K.

Engineering Comments

7.  We note your response to comment 19 in our letter dated October 5, 2010.  You state your permit expires on December 8, 2012, yet on page 34 of your amended Form S-1 you disclose your permit expires in December 2014.  Please advise or revise.  In addition, please tell us when you expect to submit your permit as an exhibit and if there is a website in which we may verify you legal right to explore.

Tiger Jiujiang Mining, Inc.
December 15, 2010
Page 3

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director